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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

RES-CARE, INC.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

760943100

(CUSIP Number)

December 31, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☑ Rule 13d-1 (c)

        ☐ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

13G
CUSIP No.

1.	Name of Reporting Person: Vincent D. Pettinelli		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: United States Citizen

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 0

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 0

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 0

12.	Type of Reporting Person: IN

SCHEDULE 13G — TO BE INCLUDED IN STATEMENTS
FILED PURSUANT TO RULE 13d-1(b) or 13d-2(b)

Item 1(a).	Name of Issuer:

Res-Care, Inc.

Item 1(b).	Address of Issuer's Principal Executive Offices:

10140 Linn Station Road
Louisville, KY 40223

Item 2(a).	Name of Person Filing:
Vincent D. Pettinelli

Item 2(b).	Address or Principal Business Office or, if None, Residence:
8231 Bay Colony Drive, #1602
Naples, FL 34108

Item 2(c).	Citizenship:

United States Citizen

Item 2(d).	Title Class of Securities:

Common Stock

Item 2(e).	CUSIP Number:

760943100

Item 3.	Filing Pursuant to Rules 13d-1(b) or 13d-2(b):

Not applicable.

Item 4.	Ownership:

(a)	Amount Beneficially Owned:	Vincent D. Pettinelli	0

(b)	Percent of Class:	Vincent D. Pettinelli	0

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote:	Vincent D. Pettinelli	0

(ii)	shared power to vote or to direct the vote:	Vincent D. Pettinelli	0

(iii)	sole power to dispose or to direct the disposition of:	Vincent D. Pettinelli	0

(iv)	shared power to dispose or to direct the disposition of:	Vincent D. Pettinelli	0

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of more than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

None

Item 9.	Notice of Dissolution of Group.

Item 10.	Certification.

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2005

Date

/S/ Vincent D. Pettinelli

Signature Vincent D. Pettinelli